UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MDC Partners Inc.

(Name of Issuer)

Class A Subordinate Voting Shares without par value

(Title of Class of Securities)

552697104

(CUSIP Number)

Miles S. Nadal

c/o Platinum Pineapple

PO Box SS-19221

Nassau, Bahamas

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS Miles S. Nadal
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 3,820,043
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,820,043
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,820,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(1)
14		TYPE OF REPORTING PERSON IN

(1) Based on 50,639,989 Class A Shares of the Issuer outstanding as of August 6, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC for the period ended June 30, 2015.

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This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Miles S. Nadal (the “Reporting Person”) on March 26, 2007, as amended and supplemented by Amendment No. 1 filed on May 12, 2014 (the “Schedule 13D”), relating to the Class A Subordinate Voting Shares without par value (the “Class A Shares”) of MDC Partners Inc., a Canadian corporation (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D remain in full force and effect. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as set forth below:

(a)     Miles S. Nadal

(b)     Mr. Nadal’s address is c/o Platinum Pineapple, PO Box SS-19221, Nassau, Bahamas.

(c)     Mr. Nadal is the former Chairman of the Board and Chief Executive Officer of the Issuer and is currently self-employed.

(d)     Mr. Nadal has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, Mr. Nadal has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Nadal is a citizen of Canada.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated as set forth below:

Mr. Nadal owns securities of the Issuer for investment purposes. Mr. Nadal intends to review on a continuing basis his investment in the Issuer and may from time to time decrease his investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Mr. Nadal, general stock market and economic conditions, tax considerations and other factors.

On May 13, 2014, the Issuer and Mr. Nadal entered into an underwriting agreement and a price determination agreement with BMO Capital Markets Corp. Pursuant to such agreements, Mr. Nadal agreed to sell 3,500,000 of his Class A Shares in a registered secondary public offering to the Underwriter at a price of $23.14 per share.

In addition, on October 29, 2015, Mr. Nadal sold an aggregate of 1,842,000 shares of his Class A shares at an average price per share (net of commissions) of $20.50 open market transactions.

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Item 6 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as set forth below:

(a) As of October 29, 2015, the Reporting Person beneficially owned an aggregate of 3,820,043 Class A Shares, representing an aggregate of 7.5% of the outstanding Class A Shares.

(b) Mr. Nadal has the sole power to vote and the sole power to dispose or to direct the disposition of all of his beneficially owned Class A Shares.

(c) On October 29, 2015, Mr. Nadal sold an aggregate of 1,842,000 shares of Common Stock at an average price per share (net of commissions) of $20.50 in open market transactions. In addition, Mr. Nadal made a charitable donation of 30,340 shares on December 23, 2014.

(d) Not applicable.

(e) Nadal Investments Company, a Nova Scotia corporation, Nadal Investments II Company, a Nova Scotia corporation, Nadal Investments III Company, a Nova Scotia corporation, and Nadal Investments Limited, a Bahamian corporation, previously reported as reporting persons on the Schedule 13D.  As of August 1, 2007, Nadal Investments Company, Nadal Investments II Company and Nadal Investments III Company dissolved and ceased to beneficially own any Class A Shares.  Nadal Investments Limited ceased to beneficially own Class A Shares in 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and restated with the following:

The Issuer entered into a Separation Agreement with Mr. Nadal, effective July 20, 2015. Pursuant to the Separation Agreement, Mr. Nadal agreed, among other things, to: (i) resign as Chief Executive Officer of the Issuer; (ii) repay to the Issuer certain amounts paid to or for the benefit of Mr. Nadal and an affiliate; and (iii) customary non-disparagement and confidentiality obligations, reaffirmation of restrictive covenants, and an intellectual property rights assignment. The term of the Services Agreement was terminated effective July 20, 2015 pursuant to the terms of the Separation Agreement. The foregoing description of the Separation Agreement is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as Exhibit 10.23 to this Schedule 13D and incorporated herein by reference.

Item 4 is incorporated herein by reference.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer to which either of the Reporting Persons is a party.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended by inserting the following Exhibit 10.22 thereof:

Exhibit 10.23 – Separation Agreement, dated as of July 20, 2015 by and among the Issuer and Miles Nadal (incorporated by reference to Exhibit 10.1 of the Issuer’s Report on Form 8-K filed on July 20, 2015).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2015

/s/ Miles S. Nadal
Miles S. Nadal